

July 7, 2020

Wayne Tupuola
President
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, Florida 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 23, 2020**
> **File No. 000-56166**

Dear Mr. Tupuola:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10 filed on June 23, 2020

Organizational History, page 1

1. We note your response to comment three in our letter dated May 27, 2020. Please tell us the basis for your disclosure on page 1 that your operations allow you to "reduce development and advanced laser equipment manufacturing time, offer better prices ... competing technologies" and your "recognition as a global leader in manufacturing premium laser equipment."

2. We note your deletion in response to comment four in our letter dated May 27, 2020. Please clarify the disclosure on page 1 that "ICT's portfolio companies are manufacturing" Laser Photonics branded equipment. For example, are the portfolio companies manufacturing equipment that you manufacture?

We may incur cost overruns as a result of fixed price government contracts, page 19

3.  We note your response to comment 10 in our letter dated May 27, 2020 and your new disclosure on page 1 that you received a purchase order to provide the U.S. Army with equipment in the amount of $52,535.  Please revise your disclosure throughout your registration statement to clearly and consistently describe your current operations versus your intended operations.  For example, we note the disclosure: (1) in the first risk factor on page 19 about a "number of [y]our current U.S. Government contracts are multi-award, multi-year IDIQ task order based contracts;" and (2) in the first risk factor on page 20 about "contractors with whom we have contractual relationships." If you have entered into U.S. Government contracts and have contractual relationships with contractors, disclose the material terms of the agreements and contractual relationships, respectively, and consider filing the agreements as exhibits.

Going Concern, page 37

4.  Please revise the disclosure referring to the Form 1-A within the going concern paragraph.

Directors and Executive Officers, page 38

5.  We note your responses to comments 13 and 15 in our letter dated May 27, 2020.  Please tell us with specificity where you revised the disclosure to describe the business experience of Messrs. Tupuola and Bykov with Fonon, including the period of time when they worked for Fonon.

Certain Relationships and Related Transactions, and Director Independence, page 47

6.  We note your response to comment 17 in our letter dated May 27, 2020.  Please expand the appropriate section to disclose the identities of the other members of your board and the material functions performed by the board.  Also, disclose when Dmitriy Nikitin became a member of your board and describe the business experience during the past five years of Mr. Nikitin.

Exhibit Index, page 57

7.  We note the new disclosure on page 47 regarding the promissory note issued to ICT Investments.  Please file as an exhibit the promissory note.

Unaudited Statements of Profit and Loss, page F-2

8.  Revise to present loss per share data on the face of the statement as required by ASC 260-10-45.

        You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc:      Ernest Stern